Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-256623

FINAL TERMS AND CONDITIONS AS OF OCTOBER 27, 2021 OF ECOPETROL S.A.

U.S.$1,250,000,000 4.625% NOTES DUE 2031

U.S.$750,000,000 5.875% NOTES DUE 2051

ISSUER:	Ecopetrol S.A.

SECURITY:	4.625% Notes due 2031 (the “Notes due 2031”)	5.875% Notes due 2051 (the “Bonds due 2051”)

RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).

PRINCIPAL AMOUNT:	U.S.$1,250,000,000	U.S.$750,000,000

MATURITY:	November 2, 2031	November 2, 2051

ISSUE PRICE:	100.000% (plus accrued interest, if any, from November 2, 2021, the expected settlement date)	100.000% (plus accrued interest, if any, from November 2, 2021, the expected settlement date)

INTEREST PAYMENT DATES:	May 2 and November 2, commencing on May 2, 2022.	May 2 and November 2, commencing on May 2, 2022.

COUPON RATE:	4.625%	5.875%

YIELD TO MATURITY:	4.625%	5.875%

BENCHMARK TREASURY:	UST 1.250% due August 15, 2031	UST 2.375% due May 15, 2051

BENCHMARK TREASURY SPOT AND YIELD:	97-08+ and 1.552%	109-11 + and 1.957%

SPREAD TO BENCHMARK TREASURY:	307.3 bps	391.8 bps

PRICING DATE:	October 27, 2021

EXPECTED SETTLEMENT DATE:	November 2, 2021

NET PROCEEDS BEFORE EXPENSES:	U.S.$1,247,375,000 excluding accrued interest	U.S.$748,125,000 excluding accrued interest

CUSIP/ISIN:	CUSIP: 279158 AP4 ISIN: US279158AP43	CUSIP: 279158 AQ2 ISIN: US279158AQ26

CLEARING:	DTC / Euroclear / Clearstream

JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Santander Investment Securities Inc. Scotia Capital (USA) Inc.

MINIMUM DENOMINATION:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof

GOVERNING LAW:	New York

FORMAT:	SEC Registered

DAY COUNT:	30/360

OPTIONAL REDEMPTION PROVISIONS:	Prior to August 2, 2031, at any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 50 basis points.

On or after August 2, 2031, at any time or from time to time, in whole or in part, at the Issuer’s option at par.	Prior to May 2, 2051, at any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 50 basis points.

On or after May 2, 2051, at any time or from time to time, in whole or in part, at the Issuer’s option at par.

WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes due 2031, in whole but not in part, at par.	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Bonds due 2051, in whole but not in part, at par.

EXPECTED RATINGS[1]:	Baa3 (negative) / BB+ (stable) / BB+ (stable) (Moody’s / S&P / Fitch)

LISTING AND TRADING:	New York Stock Exchange

1A rating of securities is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or writing Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or collect at 1-212-225-5559 or Santander Investment Securities Inc. toll-free at 1-855-403-3636.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle on November 2, 2021, to specify alternative settlement arrangements to prevent a failed settlement.